The Real Brokerage Inc. Opens in North Dakota and Minnesota

Fargo Area Real Estate Brokers Erik Hatch, Joshua Boschee Joining the Company

TORONTO AND NEW YORK -- August 23, 2021 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") an international, technology-powered real estate brokerage, today announced that it has launched in North Dakota and Minnesota. With this news, Real is now operating in 34 states, the District of Columbia and Canada.

As part of the expansion, Erik Hatch, owner of Hatch Realty, has announced that the brokerage has joined Real. Real has also appointed Joshua Boschee of Hatch Realty as Real's Principal Broker in North Dakota and Minnesota.

Erik Hatch opened Hatch Realty in 2014 and it has been an independent brokerage until joining Real. Mr. Hatch has been in real estate since 2005, after serving as a youth minister and a worship leader for almost a decade. The Hatch Realty team includes 50 agents, inside sales people and administrative staff.

"Other agencies have tried to recruit me and my team many times," said Erik Hatch. "But from the moment I connected with Real, I understood the vision and the importance of the culture: being kind, helping agents and clients so that they both have increased sales and better experiences."

Mr. Boschee grew up in Minot, ND, where service and community engagement became core values at a young age. In November 2012, Mr. Boschee was elected to the North Dakota House of Representatives, where he still represents his north Fargo community. Mr. Boschee is passionate about giving back to the community by serving on boards, which currently include Prairie Public Broadcasting and NDSU Colleges of Science and Mathematics Board of Advisors.

"We are guided by our mission to give back to our community, grow, and be innovative," said Joshua Boschee. "That is what attracted us to Real. Real has the tools, the mission, and the drive to allow us to continue to take care of our communities that we love so much, but also drive new technology and innovations to make sure we're serving our clients the best that we can."

"We are confident that Erik's and Joshua's contributions to the team will help power Real in North Dakota and Minnesota," said Real co-founder and CEO Tamir Poleg. "The real estate market in the heartland is growing. We see Erik and Joshua playing a key role in building strong relationships with agents and clients in this area."

Real provides state-of-the-art technology that improves the home buying experience for buyers, sellers and agents. Agents have the ability to advance all tasks and processes related to the transaction through Real's platform, which makes for a better, quicker, and smoother operation for all parties involved.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 34 U.S. states, the District of Columbia and Canada. Real is building the future, together with agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

ryan@therealbrokerage.com

1+201-564-4221

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's expansion to North Dakota and Minnesota, and the business and strategic plans of Real.

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